Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cannex Capital Holdings Inc.

We consent to the use in this Registration Statement on Form 40-F of:

  our report, dated August 28, 2018, on the consolidated financial statements of Cannex Capital Holdings Inc. (formerly Arco Resources Corp.), which comprise the consolidated statements of financial position as at April 30, 2018 and September 30, 2017 and the consolidated statements of comprehensive loss, cash flow and equity for the period from formation on February 23, 2017 to September 30, 2017 and the seven months ended April 30, 2018, and a summary of significant accounting policies and other explanatory information;

  our report, dated December 18, 2017, on the financial statements of Cannex Capital Group Inc., which comprise the statement of financial position as at September 30, 2017, and the statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the period from incorporation on February 27, 2017 to September 30, 2017, and a summary of significant accounting policies and other explanatory information; and

  our report, dated December 18, 2017, on the consolidated financial statements of Brightleaf Development LLC, which comprise the consolidated statement of financial position as at September 30, 2017 and the consolidated statement of comprehensive income, equity, and cash flows for the period from formation on April 4, 2017 to September 30, 2017, and a summary of significant accounting policies and other explanatory information.

each of which is included in this Registration Statement on Form 40-F being filed by Cannex Capital Holdings Inc. with the United States Securities and Exchange Commission.

Vancouver, British Columbia	Davidson & Company LLP
Chartered Professional Accountants
July 15, 2019